

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2014

Via E-mail
Tuston Brown
Chief Executive Officer
Clearwater Ventures, Inc.
8174 Las Vegas Blvd. S., Ste. 109
Las Vegas, NV 89123

> **Re: Clearwater Ventures, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 29, 2014**
> **File No. 333-195607**

Dear Mr. Brown:

We have reviewed the above-captioned filing and your response letter dated May 29, 2014, and we have the following comments.

Procedures for Subscribing, page 14

1. We note your disclosure that subscriptions for less than the minimum subscription amount will be automatically rejected. Please disclose your anticipated time frame for returning funds from rejected subscriptions.

Certain Relationships and Related Transactions, page 25

2. We note your response to comment 11 of our letter dated May 27, 2014. We reissue our comment in part. Please file any agreement you have with Mr. Brown as an exhibit to the registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K. For any verbal agreement with Mr. Brown, the company should file a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K.

Tuston Brown
Clearwater Ventures, Inc.
June 4, 2014
Page 2

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Rory Vohwinkel (via e-mail)
    Vohwinkel & Associates